SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

VAPOTHERM, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922107107

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare III Sub-Holding UA

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 922107107	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare III Sub-Holding U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 21,084,008 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 1, 2019, including shares issued in a public offering of the Issuer’s Common Stock that was completed in August 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

SCHEDULE 13D/A
CUSIP NO. 922107107	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare III Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 21,084,008 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 1, 2019, including shares issued in a public offering of the Issuer’s Common Stock that was completed in August 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

SCHEDULE 13D/A
CUSIP NO. 922107107	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 21,084,008 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 1, 2019, including shares issued in a public offering of the Issuer’s Common Stock that was completed in August 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

SCHEDULE 13D/A
CUSIP NO. 922107107	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSON Geoff Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 21,084,008 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 1, 2019, including shares issued in a public offering of the Issuer’s Common Stock that was completed in August 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

SCHEDULE 13D/A
CUSIP NO. 922107107	13D	Page 5 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on January 11, 2019 (together with Amendment No. 1, “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is filed jointly by Cooperatieve Gilde Healthcare III Sub-Holding UA (“Gilde Healthcare”), Gilde Healthcare III Management B.V. (“GHCIIIM”), Gilde Healthcare Holding B.V. (“GHH”) and Geoff Pardo (“Pardo”, and together with Gilde Healthcare, GHCIIIM, and GHH, the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the Securities and Exchange Commission as Exhibit 99.A to the Schedule 13D filed on January 11, 2019, and is incorporated herein by reference.

This Amendment No. 1 is being filed to reflect the number of shares of Common Stock of the Issuer outstanding, as described in Paragraph (a) of Item 5 herein.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is amended and restated in its entirety as follows:

(a) Based on the 21,084,008 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 1, 2019, including shares issued in a public offering of the Issuer’s Common Stock that was completed in August 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

Gilde Healthcare is the record holder of an aggregate of 1,189,026 shares of Common Stock, which represents beneficial ownership of approximately 5.6% of the outstanding shares of Common Stock on November 1, 2019.

GHCIIIM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

Pardo is a partner of Gilde Healthcare. Pardo shares the decision-making power (and has no power to decide on his own) of GHCIIIM with respect to the voting and disposition of the securities of the Issuer beneficially owned by GHCIIIM. As a result, Pardo may be deemed to beneficially own the securities of the Issuer held of record by Gilde Healthcare. As a result, each of the Reporting Persons may beneficially own an aggregate of 1,189,026 shares of Common Stock, or approximately 5.6% of the outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement, dated January 10, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit 99.A to the Schedule 13D filed by the Reporting Persons on January 11, 2019).

SCHEDULE 13D/A
CUSIP NO. 922107107	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: November 7, 2019		COOPERATIEVE GILDE HEALTHCARE III SUB-HOLDING U.A.

By: GILDE HEALTHCARE III MANAGEMENT B.V. Its: Manager

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

GILDE HEALTHCARE III MANAGEMENT B.V.

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

GILDE HEALTHCARE HOLDING B.V.

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

/s/ Geoff Pardo
Geoff Pardo